

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com



14 March 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 9th and 10th of March 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 3/22

J:Grpsec-15-07-0801-001-SEC-3-050314

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arises by attribution only. The interest in 100,000,000 A shares of 1p each arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. The interest in 553,512,640 A shares of 1p each arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

100,000,000 A shares of 1p registered in the name of Goldman Sachs Securities (Nominees) Limited and 553,512,640 A shares of 1p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

10 March 2005

12. Total holding following this notification

653,512,640 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

7.70% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

10 March 2005

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

Goldman Sachs

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

10 March 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198-203 - MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 08 March 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 653,512,640 shares.

Of these 653,512,640 shares:

- The interest in 100,000,000 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 553,512,640 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Stuart McLerie
for and on behalf of
The Goldman Sachs Group, Inc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not supplied

11. Date company informed

10 March 2005

12. Total holding following this notification

17,350,000 Ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

3.19% of the 10p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

10 March 2005

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7568 2633

www.ubs.com

Strictly Private & Confidential

Company Secretary
MYTRAVEL Group PLC
Parkway one
Parkway Business Centre
300 princess Road Manchester
M14 7QU
Fax: 0161 232 6524

10th March 2005

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 9th March 2005, UBS AG, acting through it's business group and legal entities detailed below, had an interest in 17,350,000 Ordinary 10p shares of Mytravel Group Plc, representing 3.19 per cent of the issued share capital of the Company (544,461,136).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS AG London Branch	17,350,000 shares	3.19%
UBS AG - Total	**17,350,000 shares**	**3.19%**

If you require any further information concerning this notification, please contact Angela Huff in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 207 5684981.

Yours faithfully





Emma Gregory-Smith
Director
Compliance

Philip Ingram
Director
Legal

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 775237	2,900,000
HSBC Global Custody Nominee (UK) Ltd A/c 942199	35,570,000
HSBC Global Custody Nominee (UK) Ltd A/c 942229	18,650,000
HSBC Global Custody Nominee (UK) Ltd A/c 942217	18,700,000
HSBC Global Custody Nominee (UK) Ltd A/c 942175	55,800,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	11,500,000
HSBC Global Custody Nominee (UK) Ltd A/c 770286	6,310,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	85,060,512
HSBC Global Custody Nominee (UK) Ltd A/c 282605	48,270,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	4,800,000

Total
287,560,512

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p

10. Date of transaction

Not supplied

11. Date company informed

9 March 2005

12. Total holding following this notification

287,560,512

13. Total percentage holding of issued class following this notification

3.39%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary 

Date of notification

10 March 2005

Your Fax: 0161 232 6524

Legal & General

9 March, 2005

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
Attn: Company Secretary

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Telephone 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 775237	2,900,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	35,570,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	18,650,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	18,700,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942175	55,800,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	11,500,000	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	6,310,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	85,060,512	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	48,270,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	4,800,000	
	287,560,512	3.38%

We currently have a notifiable interest in 287,560,512 ordinary shares which we understand represents 3.38% of that class of your share capital calculated on an issued share capital of 8,489,033,017 ordinary shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,





Helen Tasker
Authorised Signatory

Helen Lewis
Authorised Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St, London EC4N 4TP

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Allianz AG and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

5,000,000

8. Percentage of issued class

0.06%

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

4 March 2005

11. Date company informed

9 March 2005

12. Total holding following this notification

Not supplied. No longer a notifiable interest

13. Total percentage holding of issued class following this notification

Not supplied. No longer a notifiable interest

14. Any additional information

Dresdner Kleinwort Wasserstein Group Limited ("DrKWG") is the holding company of Dresdner Kleinwort Wasserstein Securities Limited ("DrKWS"). DrKWG is a wholly owned subsidiary of Dresdner Investments (UK) Limited ("Dresdner Investments"), a direct subsidiary of Zenon Beteiligungs GmbH ("Zenon"), a direct subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz AG. As a result of s203(2) of the Companies Act 1985, Allianz AG, Allianz Finanz, Dresdner, Dresdner Investments, Zenon and DrKWG are deemed to be interested in those shares in which DrKWS were interested

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

10 March 2005

Dresdner Kleinwort Wasserstein
Group Limited
PO Box 560
20 Fenchurch Street
London EC3P 3DB

Telephone: +44 (0)20 7623 8000
Telex: General 888531
www.drkw.com

Our ref: disclosures/0714

The Secretary
MyTravel Group plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Tuesday, 08 March 2005

Dear Sirs,

Notification pursuant to s198 Companies Act 1985 ("the Act")

Following a sale of 5,000,000 A Ordinary shares of MyTravel Group plc on 4 March 2005 by Dresdner Kleinwort Wasserstein Securities Limited ("DrKWSL"), we hereby notify you that Allianz AG and subsidiaries no have a notifiable interest in the shares of your company.

Dresdner Kleinwort Wasserstein Group Limited ("DrKWG") is the holding company of DrKWS. DrKWG is a wholly owned subsidiary of Dresdner Investments (UK) Limited ("Dresdner Investments"), a direct subsidiary of Zenon Beteiligungs GmbH ("Zenon"), a direct subsidiary of Dresdner. Dresdner is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz AG. As a result of s203(2) of the Act, Allianz AG, Allianz Finanz, Dresdner, Dresdner Investments, Zenon and DrKWG are deemed to be interested in those shares in which DrKWS were interested

This announcement is made by DrKWG, on behalf of Allianz AG and its subsidiaries. Should you have any questions arising from this notification please do not hesitate to contact either James Wall on 020 7475 2194 or Peter Longcroft on 020 7475 5617.

Yours faithfully,
For DRESDNER KLEINWORT WASSERSTEIN GROUP LIMITED



Authorised Signatory



Authorised Signatory